Mail Stop 3561

	September 22, 2005

Mr. Kerry Propper, President
Origin Agritech Limited
625 Broadway, Suite 1111
San, Diego CA 92101

	Re:	Origin Agritech Limited
		Registration Statement on Form S-4
		Amendment No. 3 filed on September 16, 2005
		File No. 333-124709

Dear Mr. Propper:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Historical Financial Information

The Origin Parties Historical Financial Information, page 24

1. We noted you retroactively restated your weighted average shares outstanding in response to our prior comment 26. Please revise your income (loss) per share, book value per share and dividends paid per share data in this table and throughout the registration statement to reflect the weighted average shares outstanding of 10,000 for all periods presented as disclosed on page F-3.



* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director

cc: 	David Alan Miller, Esq.
	Fax (212) 818-8881
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Kerry Propper
Origin Agritech Limited
September 22, 2005
Page 1